APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Devoured LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales of Product Income	16,205.47
Total Income	**$16,205.47**
Cost of Goods Sold	
COGS - Food Supplies	8,322.60
Total Cost of Goods Sold	**$8,322.60**
GROSS PROFIT	**$7,882.87**
Expenses	
Advertising & Marketing	249.03
Bank Charges & Fees	53.01
Car & Truck	4,007.80
Charitable Contributions	92.00
Contractors	70.00
Equipment	1,143.68
Job Supplies	1,021.28
Legal & Professional Services	350.00
Meals & Entertainment	268.14
Office Supplies & Software	915.75
Repairs & Maintenance	19.57
Taxes & Licenses	220.00
Travel	18.83
Vendor Fees/Sales %	115.00
Total Expenses	**$8,544.09**
NET OPERATING INCOME	**$ -661.22**
Other Income	
GoFundMe Income	1,228.72
Total Other Income	**$1,228.72**
NET OTHER INCOME	**$1,228.72**
NET INCOME	**$567.50**

Devoured LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	3,904.33
Checking	143.12
Total Bank Accounts	**$4,047.45**
Total Current Assets	**$4,047.45**
TOTAL ASSETS	**$4,047.45**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Opening Balance Equity	-215.11
Owner's Investment	4,011.56
Owner's Pay & Personal Expenses	-316.50
Retained Earnings	0.00
Net Income	567.50
Total Equity	**$4,047.45**
TOTAL LIABILITIES AND EQUITY	**$4,047.45**

Devoured LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	567.50
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$567.50**
FINANCING ACTIVITIES	
Opening Balance Equity	87.50
Owner's Investment	4,011.56
Owner's Pay & Personal Expenses	-316.50
Net cash provided by financing activities	**$3,782.56**
NET CASH INCREASE FOR PERIOD	**$4,350.06**
Cash at beginning of period	-302.61
CASH AT END OF PERIOD	**$4,047.45**

Devoured LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Ambassador Income	3,076.16
Award	10,000.00
Sales of Product Income	66,068.23
Services	-210.00
Total Income	**$78,934.39**
Cost of Goods Sold	
COGS - Food Supplies	13,700.96
COGS - Merch	60.00
Total Cost of Goods Sold	**$13,760.96**
GROSS PROFIT	**$65,173.43**
Expenses	
Advertising & Marketing	1,050.45
Ask My Accountant	142.51
Auto Expense	127.59
Bank Charges & Fees	203.42
Charitable Contributions	574.97
Contractors	3,599.45
Dues and Subscriptions	75.00
Equipment	4,770.28
Event fee	1,578.50
Insurance	683.00
Job Supplies	1,646.19
Legal & Professional Services	2,513.00
Meals & Entertainment	46.84
Office Supplies & Software	3,001.42
Rent & Lease	800.00
Repairs & Maintenance	56.58
Shipping	91.85
Taxes & Licenses	2,455.03
Travel	1,075.96
Uniform	2,452.72
Total Expenses	**$26,944.76**
NET OPERATING INCOME	**$38,228.67**
Other Income	
GoFundMe Income	3,614.85
Total Other Income	**$3,614.85**
NET OTHER INCOME	**$3,614.85**
NET INCOME	**$41,843.52**

Devoured LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	-4.35
Checking	15,034.67
Checking	860.94
Total Bank Accounts	**$15,891.26**
Total Current Assets	**$15,891.26**
TOTAL ASSETS	**$15,891.26**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Capitol One Credit Card	28.52
Total Credit Cards	**$28.52**
Total Current Liabilities	**$28.52**
Total Liabilities	**$28.52**
Equity	
Opening Balance Equity	-215.11
Owner's Investment	4,404.61
Owner's Pay & Personal Expenses	-30,737.78
Retained Earnings	567.50
Net Income	41,843.52
Total Equity	**$15,862.74**
TOTAL LIABILITIES AND EQUITY	**$15,891.26**

Devoured LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	41,843.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Capitol One Credit Card	28.52
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**28.52**
Net cash provided by operating activities	**$41,872.04**
FINANCING ACTIVITIES	
Owner's Investment	393.05
Owner's Pay & Personal Expenses	-30,421.28
Net cash provided by financing activities	**$ -30,028.23**
NET CASH INCREASE FOR PERIOD	**$11,843.81**
Cash at beginning of period	4,047.45
CASH AT END OF PERIOD	**$15,891.26**

I, Jhyesah Coulter, certify that:

1. The financial statements of Devoured LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Devoured LLC included in this Form reflects accurately the information reported on the tax return for Devoured LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Jhyesah Coulter

Title: CEO / Owner